Exhibit 23.1

[KPMG logo]

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Mentor Graphics Corporation:

We consent to the use of our reports dated January 22, 2004, except for Note 22, which is as of March 8, 2004, with respect to the consolidated balance sheets of Mentor Graphics Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity and cash flows and the related consolidated financial statement schedule for each of the years in the three-year period ended December 31, 2003, which reports appear in the December 31, 2003 annual report on Form 10-K of Mentor Graphics Corporation, incorporated herein by reference and to the reference to our Firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Portland, Oregon

November 17, 2004